SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated July 21, 2004, regarding invitation to the extraordinary general meeting to resolve the difference in voting rights.

TELEFONAKTIEBOLAGET LM ERICSSON

NOTICE OF EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of Telefonaktiebolaget LM Ericsson will be held at Berwaldhallen, Dag Hammarskjölds väg 3 in Stockholm, Sweden, at 5.30 p.m. on Tuesday, August 31, 2004.

Participants

Only those shareholders, who have been entered into the transcription of the share register as of Saturday, August 21, 2004, kept by VPC AB (the Swedish Securities Register Centre) are entitled to participate in the Meeting, provided notice of attendance has been given. Since said date will fall on a Saturday, shareholders must be registered with VPC AB on Friday, August 20, 2004. Shareholders, whose shares are registered in the name of a nominee, must be temporarily entered into the share register in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee well before Friday, August 20, 2004, when such registration must have been effected. Please observe that this procedure may also be applicable for shareholders who are using a custody account with a bank and/or trading via the Internet.

Notice of attendance

Shareholders who would like to attend the Extraordinary General Meeting shall give notice hereof to the Company not later than 4 p.m. on Wednesday, August 25, 2004 via Ericsson’s web site www.ericsson.com/investors or by phone no. +46 (0)8 775 01 99 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 80 18. Notice may also be given within the prescribed time by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants.

Shareholders who are represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in its original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Friday, August 27, 2004.

Agenda

1	Election of the chairman of the Meeting.
2	Preparation and approval of the voting list.
3	Approval of the agenda of the Meeting.
4	Determination as to whether the Meeting has been properly announced.
5	Election of two persons approving the minutes.
6	Proposal for resolution to change the difference in voting rights between shares of series A and series B, and the implementation of a conversion clause by amending § 6 of the Articles of Association and the issue of conversion rights to holders of shares of series A.
7	Proposal from Einar Hellbom for resolution on the abandonment of shares of series A.
8	Closing of the Meeting.

Item 6

Each share of series A in Ericsson confers one vote and each share of series B confers one thousandth part of one vote. In mid February 2004, a Working Group, consisting of representatives from major Swedish shareholders in Ericsson led by the Chairman of the Board of Directors, presented a proposal entailing that the difference in voting rights between shares of series A and B be reduced: each share of series A would keep the right to one vote whilst each share of series B would confer one tenth part of one vote. The conditions for the proposal have now been fulfilled and therefore the shareholders represented in the Working Group propose that an Extraordinary General Meeting adopts resolutions in accordance with the following proposal.

-	Amendment of § 6 in the Articles of Association mainly in accordance with the following. The voting right for each share of series B is changed from one thousandth part of one vote to one tenth part of one vote. One share of series B may be converted to one share of series A during the period September 20 – December 10, 2004 by holders of a special conversion right. Request for conversion shall be addressed to the Company. The Company shall apply for registration of the conversion once a month during the period September – December 2004.

-	Issue of conversion rights to each holder of a share of series A, and each share of series A will entitle to one conversion right. Each conversion right entitles the holder to convert one share of series B to one share of series A on the terms stated in the proposed amendments of § 6 above.

-	Each registered holder of shares of series A on a specific day, as soon as possible following the Meeting will, for each share of series A, receive a conversion right.

The resolutions shall be adopted as a “unit” and are consequently conditional upon each other. In order for the resolution to be valid, it must be approved by shareholders representing two thirds of the votes cast (A and B) as well as the shares represented at the Meeting (A and B) and by holders of half the number of all the shares of series A and nine tenths of the shares of series A represented at the Meeting.

On account of the proposal above, the Board of Directors proposes that each registered holder of shares of series A on September 10, 2004 shall receive conversion rights.

On March 15, 2004, the Swedish Securities Council (Aktiemarknadsnämnden) announced that it does not consider the Work Group’s proposal to be in conflict with good practice on the Swedish securities market and that the proposal is assumed to be of advantage to the Company and thereby in the interest of all shareholders.

The shareholders making the proposal above have also undertaken to vote for it. These shareholders jointly represent approximately 24.1 per cent of the total shares in the Company and approximately 87.6 per cent of the total votes of the Company. The holders of shares of series A that have undertaken to vote for the proposal represent approximately 89.1 per cent of the total shares of series A.

Item 7

Einar Hellbom’s proposal: “The General Meeting should resolve to abandon the shares of series A. Compensation for the difference in the share price between shares of series A and B should be paid with an amount equalling such difference the day before the Extraordinary General Meeting. Compensation should be paid in shares of series B.”

The notice and information on the proposal for resolutions in item 6 above will be sent to the shareholders well in advance of the Meeting and will be available at the Company’s web site. The complete proposal for resolutions in item 6 above will be available for the shareholders from July 26, 2004. The proposal will be available at the Company’s web site www.ericsson.com/investors as from the same date.

Stockholm, July 2004

THE BOARD OF DIRECTORS

Ericsson invitation to the extraordinary general meeting to resolve the difference in voting rights

An extraordinary general meeting for Telefonaktiebolaget LM Ericsson will be held on Tuesday, August 31, 2004 in order to resolve the difference in voting rights between series A- and B-shares. The meeting will start at 5.30 p.m. (CET) in Berwaldhallen, Stockholm.

During the meeting, a proposal for resolution to change the difference in voting rights between series A and series B shares is to be addressed, as will the implementation of a conversion clause by amending § 6 of the Articles of Association and the issue of conversion rights to holders of series A shares.

The meeting will be conducted in Swedish.

The complete invitation to Ericsson’s Extraordinary General Meeting can be found below, and will also be published in printed media.

Important information concerning photos and audio/video recording at the Extraordinary General Meeting (EGM):

The EGM participants will decide whether photography and audio/video recording are allowed during the EGM. Therefore, no cameras or audio recorders will be permitted in Berwaldhallen before such permission has been obtained from the shareholders.

Over the past years, the shareholders have not allowed photography or audio/video recording during the Annual General Meetings.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/investors/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investors

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

Media

Kathy Egan, Vice President

Ericsson Inc., Corporate Communications

Phone: +1 212 685 4030

E-mail: pressrelations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 21, 2004